U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.   20549


                     NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    URBAN OUTFITTERS, INC.

2.  Name of person relying on exemption:
    LONGVIEW MIDCAP 400 INDEX FUND

3.  Address of person relying on exemption:
    C/O AMALGAMATED BANK, 275 SEVENTH AVENUE, NEW YORK, NY 10001

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]




(AMALGAMATED BANK LOGO)                   (CITY OF NEW YORK LOGO)


                                        April 2009


RE:  Urban Outfitters, Inc. (NASDAQ: URBN)
     Annual Meeting May 19, 2009


Dear fellow shareholders of Urban Outfitters, Inc.:

     Amalgamated Bank's LongView MidCap 400 Index Fund, the New York City Employees' Retirement System (NYCERS), the Teachers' Retirement System of the City of New York (TRS), the New York City Police Pension Fund, New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System urge you to VOTE FOR PROPOSAL # 2 at the Annual Meeting of Urban Outfitters, Inc. to be held May 19, 2009. We have sponsored this proposal, which calls on the company to adopt, implement and enforce a publicly-available Code of Conduct that would extend to the companies' suppliers and that would include internationally-recognized workplace human rights based on the International Labor Organization's core conventions.

WHY ARE WE OFFERING THIS PROPOSAL?

     Major companies, particularly in the apparel and retail sectors, have periodically confronted negative repercussions when human rights abuses in their overseas supply chains are exposed. These incidents can threaten shareholder value by undermining the value of the brands, raising litigation risks, and destabilizing supply chain operational management.

     Consumer research suggests that consumers avoid products they associate with abusive workplace practices and human rights abuses. A 1999 Marymount University survey found that 79 percent of respondents would avoid shopping in stores if they learned of merchandise made under sweatshop conditions./9/ Elliott and Freeman reviewed a range of consumer research in 2003 and concluded that, "The implication is that firms can lose greatly if their product is identified as being made under bad conditions. . ."/1/

     Inversely, goods produced under "fair labor" conditions may command a price premium. The Marymount survey also found that 86 percent of respondents would be willing to pay a dollar more for a $20 garment not made in sweatshops./9/ Kimeldorf et al. found evidence in 2006 of consumers' willingness to spend more for products associated with fair production standards./8/

     Of note, research published in 2000 by the Ford Foundation/13/ as well as Graves and Waddack/5/ demonstrated a positive relationship between socially responsible workplace programs and business success, including empirical evidence suggesting that companies that proactively pursue social engagement outperform their peers on metrics such as return on equity, return on assets, and total shareholder returns.

     As long-term shareholders, we urge companies in vulnerable sectors to proactively put human rights policies in place to better mitigate risks. Specifically, we urge companies to adopt a Code of Conduct that defines human rights standards for their suppliers and to monitor and report on compliance with such a Code. Numerous retailers, including American Eagle Outfitters, Gap, H&M, and Limited Brands, have done so.

WHY ARE SUPPLY CHAIN HUMAN RIGHTS AN INVESTOR CONCERN AT URBAN OUTFITTERS?

     Urban Outfitters is a rapidly expanding retailer which has significantly invested in an expanding line of branded store concepts and private-label merchandise. The company recognizes the value of its brands, stating, "We regard our marks as important to our business due to their name recognition with our customers."/10/

     However, Urban Outfitters does not have a publicly-disclosed Code of Conduct, does not publicly report details of how it monitors any human rights policy, and does not publicly report how its suppliers comply with its expectations. In contrast to its peers who make such information available on their websites, in annual sustainability reports, and elsewhere, Urban Outfitters' only public statement regarding supply chain human rights appears to be contained in the company's opposition statement to our proposal.

HOW DOES URBAN OUTFITTERS COMPARE TO OTHER LEADING SPECIALTY APPAREL
RETAILERS?

     Urban Outfitters lags far behind its peers in the specialty retail segment. Two of the largest specialty retailers in the world, Gap Inc. and H&M-Hennes & Mauritz AB, publish Codes of Conduct and issue periodic reports detailing their efforts and progress in enforcing their human rights policies. Of note, Urban Outfitters has only a fraction of the revenue and number of stores of Gap, Inc. or H&M-Hennes & Mauritz AB. However, it has a significantly larger number of suppliers than either leading competitor, which in our view underscores the need for a robust monitoring program.

COMPARISON OF URBAN OUTFITTERS WITH LEADING SPECIALTY RETAILERS/3,4,6,7,11/
                        Urban Outfitters     The Gap          H&M
ANNUAL SALES            $1.8 billion         $14.5 billion    $13.7 billion
TOTAL STORES            246                  3,149            1,500
NUMBER OF SUPPLIERS     7,700                900              800
NUMBER OF EMPLOYEES
DEDICATED TO CORPORATE
RESPONSIBILITY
PROGRAM                 Undisclosed          90               62
PUBLISH CODE OF CONDUCT No                   Yes              Yes
PUBLISH REPORTS OF
SUPPLIER MONITORING
PROGRESS                No                   Yes              Yes

       We believe that lack of a robust and transparent Code of Conduct creates a latent liability for Urban Outfitters and one which can be proactively addressed by implementing our proposal. We urge shareholders to VOTE FOR PROPOSAL #2.

     Sincerely,

     /s/                                 /s/
     Scott Zdrazil                       Patrick Doherty
     First Vice President-Corporate      Director, Corporate Social
     Governance                           Responsibility
     Amalgamated Bank                    City of New York Office of the
                                         Comptroller

THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY TO AMALGAMATED BANK OR THE NEW YORK CITY OFFICE OF THE COMPTROLLER.

Sources: 1. Elliott, Kimberly Ann and Richard B. Freeman. "Can Labor Standards Improve Under Globalization?" Peterson Institute for International Economics. June 2003. pp. 32-35; 2. Gap Inc. Form 10-K, pp. 4, 5, 21, 38 (filed 3/27/2009); 3. Gap Inc. 2005-2006 Corporate Social
Responsibility Report, www.gapinc.com/public/documents/CSR_Report_0506.pdf
(downloaded 4/1/2009); 4. Gap Inc. Code of Vendor Conduct, www.gapinc.com/public/documents/code_vendor_conduct.pdf (downloaded
4/1/2009); 5. Graves, Samuel B. and Sandra Waddock. "Beyond Built to Last:
An Evaluation of Stakeholder Relationships in 'Built-to-Last' Companies." Business and Society Review 105 (4): 393-418 (2000); 6. H&M-Hennes & Mauritz AB. 2008 Annual Report; 7. H&M-Hennes & Mauritz AB. 2007 Corporate Social Responsibility Report, www.hm.com/csrreports/2007/pdf/CSR_Report.pdf (downloaded 4/1/2009); 8. Kimeldorf, Howard, Rachel Meyer, Monica Prasad. "Consumers with a Conscience: Will They Pay More?" 5(1) Contexts (Winter
2006), pp. 24-29; 9. Marymount University Center for Ethical Concerns. The Consumer and Sweatshops (Nov. 1999); 10. Urban Outfitters Form 10-K, p. 9 (filed 3/28/2008); 11. Urban Outfitters Form 10-K, pp. 2, 3, 7, F-4 (filed 4/1/2009); 12. Waddock, Sandra and Samuel Graves. "The Corporate Social Performance-Financial Performance Link." Strategic Management Journal. 18(4): 303-319 (1997); 13. Weiser, John & Simon Zadek. "Conversations with
Disbelievers: Persuading Companies to Address Social Challenges." The Ford Foundation (2000).